Exhibit 99.1

NEWS RELEASE
PRECISION DRILLING TRUST
REPORTS 2008 SECOND QUARTER FINANCIAL RESULTS

Calgary, Alberta, Canada – July 23, 2008
(Canadian dollars)

This news release contains "forward-looking information and statements" within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release.

Precision Drilling Trust (“Precision” or “the Trust”) reported net earnings of $22 million or $0.17 per diluted unit for the quarter ended June 30, 2008, a decrease of $4 million or 15% compared to $26 million or $0.20 per diluted unit in the second quarter of 2007. The decrease in net earnings was primarily attributable to higher year over year incentive compensation expense accruals of $9 million as 2007 was in a $4 million expense recovery position. The 2008 second quarter results were as anticipated. Precision's strategy to diversify into the United States drilling market generated strong revenue and earnings growth and served to offset Canadian price weakness carried over from 2007. Customer pricing trends in Canada began to improve in 2008 due to strengthening industry fundamentals associated with higher natural gas pricing. Precision's Canadian equipment activity in the second quarter essentially held at prior year levels with stronger customer demand in 2008 held at bay due to weather conditions.

For the six months ended June 30, 2008, net earnings were $128 million or $1.02 per diluted unit, a decrease of $56 million or 30% compared to $184 million or $1.46 in the first half of 2007. The decrease in net earnings was due to lower first quarter industry demand and pricing for both operating segments in Canada and was partially mitigated by new market growth. During the first half, geographical diversification outside Canada strengthened as drilling rig operating days grew by 374% over the first half of 2007 with 19 rigs operating in the United States and one rig in Latin America as at June 30, 2008.

Revenue in the second quarter was 14% higher than the prior year period at $139 million, increasing 18% in the Contract Drilling Services segment and 6% in the Completion and Production Services segment.  Revenue in Precision's United States operation grew 17% over the first quarter of 2008 and 198% over the same quarter in the prior year.  In Canada, Precision realized a slight decrease in operating activity in the Contract Drilling Services segment while activity in the Completion and Production Services segment was moderately higher.

"Precision’s strategy to deliver high-performance, high-value services was demonstrated through accelerating our United States organic growth and delivering three new-build rigs on time and under budget, while continuing to enhance our Target Zero safety program.  Sustained strength in commodity pricing and commodity supply tightness is already driving an increase in Canadian activity which we see continuing to build through the second half of 2008 and into 2009," said Kevin Neveu, Precision's Chief Executive Officer.

SELECT FINANCIAL AND OPERATING INFORMATION
	Three months ended June 30,			Six months ended June 30,
(Stated in thousands of Canadian dollars, except per unit diluted amounts)	2008	2007	% Change	2008	2007	% Change

Revenue	$ 138,514	$ 122,005	14	$ 481,203	$ 532,547	(10)
Operating earnings(1)	22,047	27,074	(19)	146,285	205,253	(29)
Net earnings	21,739	25,722	(15)	128,005	183,789	(30)
Cash provided by operations	200,458	229,073	(12)	257,765	385,371	(33)
Net capital spending	29,201	50,710	(42)	51,366	105,284	(51)
Distributions declared	49,045	56,591	(13)	98,091	128,273	(24)
Per diluted unit information:
Net earnings	0.17	0.20	(15)	1.02	1.46	(30)
Distributions declared	$ 0.39	$ 0.45	(13)	$ 0.78	$ 1.02	(24)

Contract Drilling Rig Fleet
Operating days (spud to release):
Canada	3,066	3,175	(3)	13,570	14,960	(9)
United States	1,227	352	249	2,243	499	349
International	54	-	n/m	124	-	n/m
Completion and Production Service Rig Fleet
Operating hours in Canada	55,631	52,680	6	167,626	185,091	(9)
 (1) Non-GAAP measure; see "NON-GAAP MEASURES AND RECONCILIATIONS".
 n/m - calculation not meaningful

FINANCIAL POSITION AND RATIOS
	June 30,	December 31,	June 30,
(Stated in thousands of Canadian dollars, except ratios)	2008	2007	2007

Working capital	$88,295	$140,374	$77,729
Working capital ratio	1.8	2.1	1.8
Long-term debt	$104,948	$119,826	$51,937
Total assets	$1,756,302	$1,763,477	$1,629,942
Long-term debt to long-term debt plus equity ratio	0.07	0.08	0.04

OVERVIEW

Precision's high-performance, high-value customer service offering advanced since the first quarter of 2008 through developments that included the following:

•	Growth in the United States accelerated with seven rig moves from Canada representing fleet expansion of 50%.

•	The 2007 Super Series drilling rig build program is finished, with three Super SingleTM rigs commissioned for work in Alberta's oil sands region.

•
The 2008 Super Series 19 drilling rig build program is comprised of ten Super SingleTM rigs and nine Super Triple rigs. Seven rigs are under long-term customer contracts with advanced customer discussion or letters of intent on the remainder. Of the seven contracted rigs, three are for the United States and four are for the Canadian market.

•
On July 18, 2008 Precision entered into an agreement to acquire six service rigs from Rick’s Well Servicing Ltd., a private company, for approximately $16 million. The assets are positioned in south-eastern Saskatchewan and south-western Manitoba and strengthen Precision's capabilities in those oil regions.

•
Precision has previously expressed continuing interest to acquire Grey Wolf, Inc. ("Grey Wolf"), following the termination of Grey Wolf’s Merger Agreement with another party.  Following the termination of its Merger Agreement, Grey Wolf announced a review of strategic alternatives to maximize shareholder value.  Precision respects the process Grey Wolf is undertaking and continues to carry significant interest in an acquisition.  Grey Wolf is the fourth largest onshore drilling contractor in the United States with a fleet of 122 drilling rigs.

Precision remains focused on customer service and earnings margins. In the quarter the operating earnings margin was 16% compared to 22% for the same period in 2007.  Before the impact of incentive compensation expense, margins held at prior year levels due to high United States margins, internal manufacturing and consumable supply distribution cost control and Precision's spot market revenue discipline.  Margins were supported by Precision's highly variable operating cost structure and pricing discipline as Precision had a limited amount of low day rate spot market work.

In the Western Canada Sedimentary Basin ("WCSB"), Precision experienced higher customer demand over the comparative year quarter due to a significant improvement in the underlying fundamentals of the oil and gas industry.  Generally, drilling programs by producers were established in the fourth quarter of 2007 amid modest natural gas fundamentals and general uncertainty around Alberta's changing royalty structure.   With the significant improvement in natural gas pricing through the first six months of 2008, producers have begun to accelerate drilling plans but the impact of spring break-up and wet weather delayed any significant uplift in activity.

Average customer pricing for Precision's services in Canada stabilized, down only 4% for drilling rigs and 5% for service rigs from the second quarter of 2007.  Pricing declines were attributable to lower pricing entering the year as a result of the competitive bidding environment and equipment availability from 2007.   While rates are down from the prior year, relative to the first quarter of 2008, the average operating day rate for drilling rigs and well servicing remained consistent when normalized for first quarter winterization revenue.

Average customer pricing for Precision's operations in the United States held strong as all drilling rigs are under term contracts.  An increasing active industry rig count and a rising trend toward directional and horizontal drilling programs continued to provide opportunities for high-performing, versatile drilling rigs.

Early in 2008 Precision reentered the international onshore drilling market with a one rig operation in Latin America and realized 54 operating days in the second quarter.  Precision continued to evaluate global opportunities in select regions not restricted by non-compete obligations and is positioning for global markets in anticipation of the expiration of these provisions on August 31, 2008.

Precision initially estimated 2008 capital spending to be $370 million but now forecasts to spend $290 million, with $75 million for upgrade capital and $215 million for expansion capital.  The remaining $80 million relates to expansion capital expected to be carried forward to 2009 for a total estimated expansion capital carry forward of $130 million.  The deferral of capital to 2009 is primarily the result of contracting out the partial construction of five rigs and rig deliveries remain as planned. All 19 new Super Series drillings rigs are expected to be contracted with customers before completion.  Up to five rigs from the 2008 program are expected to be completed in 2008 with most of the remaining rigs in the first half of 2009.

Financial and operational information for the three months ended June 30, 2008:
•	Precision maintained a strong financial position with working capital of $88 million, long-term debt of $105 million and a long-term debt to long-term debt plus equity ratio of 0.07.

•	Revenue was $139 million, an increase of $17 million or 14% from the prior year quarter due primarily to growth in the United States.

•
General and administrative costs were $17 million, an increase of $7 million from the prior year due primarily to differences associated with incentive compensation plan expenses and increased professional fees.  During 2007 declining financial performance led Precision to recover previously recorded long-term performance incentive accruals.

•
Operating earnings were $22 million, a decrease of $5 million or 19% from the second quarter in 2007 or 16% of revenue, compared to 22% in 2007. Operating earnings margins were negatively impacted by declines in customer pricing for most Canadian divisions, differences associated with incentive compensation offset by growth in the United States where margins were strong.

•
Capital expenditures for the purchase of property, plant and equipment were $31 million, a decrease of $21 million over the same period in 2007.  Capital spending for the second quarter of 2008 included $22 million on expansionary capital initiatives and $9 million on the upgrade of existing assets.

•
During the quarter Precision moved five rigs from Canada to the United States under term contracts.  At the end of the quarter, Precision had 19 drilling rigs in the United States, an increase of seven from December 31, 2007.

Financial and operational information for the six months ended June 30, 2008:
•
Revenue was $481 million, a decrease of $51 million or 10% from the prior year period due to lower activity levels in Precision's Canadian operations during the first quarter and lower customer pricing for most of Precision's services offset by growth in the United States.

•
General and administrative costs were $36 million, an increase of $11 million from the prior year due primarily to differences associated with incentive compensation plan expenses and increased professional fees.

•
Operating earnings were $146 million, a decrease of $59 million or 29% from the first half of 2007 or 30% of revenue, compared to 39% in 2007. Operating earnings margins were negatively impacted by declines in customer pricing for most Canadian divisions and differences associated with incentive compensation offset by growth in the United States where margins were strong.

•
Capital expenditures for the purchase of property, plant and equipment were $55 million, a decrease of $54 million over the same period in 2007.  Capital spending for the first half of 2008 included $43 million on expansionary capital initiatives and $12 million on the upgrade of existing assets.

•
During March 2008 Precision paid $55 million to a provincial taxing authority, due to the reassessment of income taxes relating to tax filing positions taken in prior periods. The reassessments have been recorded as long-term receivables. The income tax related portion of the reassessments is $36 million and was included in the $300 million tax contingent liability note disclosed in the December 31, 2007 financial statements. Precision is in the process of challenging these reassessments.

The increase in natural gas and oil prices has raised expectations for higher drilling activity in Canada and the United States. AECO natural gas spot prices averaged $10.22 per MMBtu in the second quarter of 2008, an increase of 44% over the second quarter 2007 average of $7.09 per MMBtu. In the United States, Henry Hub natural gas spot prices averaged US$11.37 per MMBtu in the second quarter of 2008, an increase of 51% over the second quarter 2007 average of US$7.51 per MMBtu.  West Texas Intermediate crude oil averaged US$124.29 per barrel during the quarter compared to US$64.99 per barrel in the same period in 2007. The one-year forward price for North American natural gas improved, trading in a range of about $9.00 to $13.00 on Canadian and U.S. exchanges in the second quarter of 2008, compared to a range of about $7.00 to $9.00 in the same quarter of 2007.

OUTLOOK

For Precision in Canada, the second half of 2008 carries opportunity for seasonally adjusted higher drilling and service levels compared to the first six months of 2008.  On July 11, 2008 U.S. natural gas underground storage inventories were 14% below the prior year level and 2% lower than the five year average. Lower storage levels have propelled natural gas prices in the spot and forward markets to levels not seen since the Gulf of Mexico hurricanes in 2005. This trend is positive since Canada exports over half of its natural gas production to the United States and Precision's oilfield service businesses are highly dependent on associated customer economics.

The outlook indicators for 2008 have turned positive for the WCSB.   Favourable commodity prices have positively impacted the cash flow of Precision's customers and should result in a more robust drilling and servicing environment for the remainder of 2008 and into 2009.   While some already have, we expect many more customers to revisit their capital programs in the coming months and adjust their 2008 budgets with an upward bias. Active rig counts in British Columbia and Saskatchewan are higher than prior year.  While Alberta remains at prior year levels, the most recent Alberta government land sale generated a sharp increase in proceeds; an early indicator that industry economics support higher well licensing and drilling levels.

As activity rises, field labour will be a challenge for the oilfield service industry. Precision activated its recruitment, training and orientation processes in the second quarter and is well positioned to attract and retain field personnel.

Precision continues geographic diversification to the United States and international markets leveraging its Canadian reputation for high-performance, high-value onshore drilling services for oil and natural gas exploration and development.   Precision's strategy is focused on value-based high-performance services where customers recognize and reward superior performance. This presents Precision with significant opportunity to displace low performing rigs, especially in technically demanding unconventional drilling applications. A greater proportion of wells drilled in North America are seeking unconventional oil and natural gas reserves and due to the complexity of these programs, high performance drilling rigs and services are required.  The delineation between underperforming rigs and high performing, highly mobile, well designed rigs with exceptional crews continues to emerge.

Precision remains focused on United States expansion and the August 31, 2008 expiry of non-compete provisions creates international diversification opportunities. Precision's growth strategy lies within its organic new rig construction program, acquisition opportunities and leveraging its competitive strengths in people, systems and equipment. As a drilling contractor operating one of the world's largest and safest fleets, Precision has a unique business model.  A suite of complimentary well site businesses, integrated system support and employee depth provides Precision with a strong foundation for oilfield service sector consolidation.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments. The Contract Drilling Services segment includes the drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment includes the service rig, snubbing, rental, and wastewater treatment divisions.

	Three months ended June 30,			Six months ended June 30,
(Stated in thousands of Canadian dollars)	2008	2007	% Change	2008	2007	% Change
Revenue:
Contract Drilling Services	$ 93,006	$ 78,829	18.0	$ 335,371	$ 359,724	(6.8)
Completion and Production Services	47,559	44,978	5.7	152,279	178,184	(14.5)
Inter-segment eliminations	(2,051)	(1,802)	(13.8)	(6,447)	(5,361)	(20.3)
	$ 138,514	$ 122,005	13.5	$ 481,203	$ 532,547	(9.6)

Operating earnings:(1)
Contract Drilling Services	$ 23,695	$ 24,013	(1.3)	$ 124,576	$ 156,748	(20.5)
Completion and Production Services	8,808	8,954	(1.6)	42,673	60,769	(29.8)
Corporate and other	(10,456)	(5,893)	(77.4)	(20,964)	(12,264)	(70.9)
	$ 22,047	$ 27,074	(18.6)	$ 146,285	$ 205,253	(28.7)
 (1) Non-GAAP measure; see “NON-GAAP MEASURES AND RECONCILIATIONS”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended June 30,			Six months ended June 30,
(Stated in thousands of Canadian dollars, except where indicated)	2008	2007	% Change	2008	2007	% Change
Revenue	$ 93,006	$ 78,829	18.0	$ 335,371	$ 359,724	(6.8)
Expenses:
Operating	55,133	44,623	23.6	176,438	174,111	1.3
General and administrative	5,615	3,669	53.0	11,460	9,826	16.6
Depreciation	8,442	6,112	38.1	23,610	18,722	26.1
Foreign exchange	121	412	(70.6)	(713)	317	(324.9)
Operating earnings(1)	$ 23,695	$ 24,013	(1.3)	$ 124,576	$ 156,748	(20.5)
Operating earnings as a percentage of revenue	25.5%	30.5%		37.1%	43.6%
Drilling rig revenue per operating day in Canada	$ 17,877	$ 18,656	(4.2)	$ 18,428	$ 20,419	(9.8)
  (1) Non-GAAP measure; see “NON-GAAP MEASURES AND RECONCILIATIONS”.

Canadian drilling statistics for the three month period ended June 30:
	2008		2007
	Precision	Industry(1)	Precision	Industry(1)
Number of drilling rigs (end of period)	228	886	242	878

Drilling rig operating days (spud to release)	3,066	15,744	3,175	13,343
Drilling rig operating day utilization	15%	19%	14%	17%
Number of wells drilled	413	1,568	411	1,677
Average days per well	7.4	10.0	7.7	8.0

Number of metres drilled (000s)	602	2,444	572	2,295
Average metres per well	1,457	1,559	1,392	1,369
Average metres per day	196	155	180	172

Canadian drilling statistics for the six month period ended June 30:	2008		2007
	Precision	Industry(1)	Precision	Industry(1)

Number of drilling rigs (end of period)	228	886	242	878

Drilling rig operating days (spud to release)	13,570	61,082	14,960	58,749
Drilling rig operating day utilization	32%	38%	34%	38%
Number of wells drilled	1,863	6,694	2,139	7,638
Average days per well	7.3	9.1	7.0	7.7

Number of metres drilled (000s)	2,548	9,234	2,714	9,680
Average metres per well	1,368	1,379	1,269	1,267
Average metres per day	188	151	181	165

(1) Canadian Association of Oilwell Drilling Contractors ("CAODC") and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

In the Contract Drilling Services segment, revenue for the second quarter increased by 18% to $93 million while operating earnings decreased by 1% to $24 million compared to the same period in 2007. Revenue growth in Precision's United States operation was partially offset by lower pricing in Canadian operations.  Activity in the WCSB was at low levels as wet weather restricted access to drilling locations.

For the second quarter, average drilling operating day rates for Precision in Canada stabilized, declining 4% to $17,877 compared to the second quarter of 2007 as low demand and high industry rig capacity carried over from 2007 fostered a competitive pricing market.  The operating day rates in the comparative quarter of 2007 were stronger as rates carried forward from robust demand in 2006.

Drilling rig operating days, spud to rig release, in Canada during the second quarter of 2008 were 3,066 a decrease of 3% compared to 3,175 in 2007.   Drilling rig activity for Precision in the United States was 249% higher than the same quarter of 2007 as the average number of rigs operating during the second quarter of 2008 was 17 compared to five in the prior year quarter. During the quarter Precision's Latin America based drilling rig realized a total of 54 operating days with completion of a second well.

During the second quarter, Precision's geographical diversification outside Canada continued as five drilling rigs were moved to the United States from Canada, all under term contracts.  The total number of Precision drilling rigs operating in the United States at the end of the quarter was 19.   During the quarter Precision recorded 1,227 operating days in the United States which represented a three-fold increase over the second quarter of 2007 and 211 more operating days than the first quarter of 2008. Precision's United States based drilling rigs are all working under term contracts and had a combined utilization rate including move days near 100%.  Drilling activity in the United States is not subject to seasonal fluctuations to the same extent experienced in Canada.

Precision's camp and catering division experienced activity increases of 21% over the prior year second quarter with a greater number of days realized from larger base camp activity.

Operating expenses were 59% of revenue for the quarter compared to 57% for the prior year quarter. The increase was due to lower revenue per operating day in all of Precision's Canadian divisions without a corresponding drop in operating costs. On a per day basis, operating costs for the drilling rig division in Canada were 5% higher than the prior year quarter primarily due to employee benefit recoveries and repairs for preparing equipment in anticipation of increased activity in the second half of the year.

Depreciation in the Contract Drilling Services segment increased from the prior year due to a higher cost base for working rigs and activity growth in the United States.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES
	Three months ended June 30,			Six months ended June 30,
(Stated in thousands of Canadian dollars, except where indicated)	2008	2007	% Change	2008	2007	% Change
Revenue	$ 47,559	$ 44,978	5.7	$ 152,279	$ 178,184	(14.5)
Expenses:
Operating	32,713	29,085	12.5	91,994	97,312	(5.5)
General and administrative	1,992	2,068	(3.7)	5,292	5,253	0.7
Depreciation	4,044	4,861	(16.8)	12,320	14,844	(17.0)
Foreign exchange	2	10	(80.0)	-	6	(100.0)
Operating earnings (1)	$ 8,808	$ 8,954	(1.6)	$ 42,673	$ 60,769	(29.8)
Operating earnings as a percentage of revenue	18.5%	19.9%		28.0%	34.1%

	Three months ended June 30,			Six months ended June 30,
Well servicing statistics:	2008	2007	% Change	2008	2007	% Change
Number of service rigs (end of period)	223	238	(6.3)	223	238	(6.3)
Service rig operating hours	55,631	52,680	5.6	167,626	185,091	(9.4)
Service rig operating hour utilization	27%	24%		41%	43%
Service rig revenue per operating hour	$ 649	$ 681	(4.7)	$ 712	$ 771	(7.7)
 (1) Non-GAAP measure; see “NON-GAAP MEASURES AND RECONCILIATIONS”.

In the Completion and Production Services segment, revenue for the second quarter increased 6% from 2007 to $48 million while operating earnings remained consistent at $9 million.  The increase in revenue is attributed to an increase in industry activity, particularly in oil producing regions, offset by a moderate decrease in average service rates which occurred in the fourth quarter of 2007 as a result of a competitive pricing environment.

Service rig activity increased 6% from the prior year period, with the fleet generating 55,631 operating hours in the second quarter of 2008 compared with 52,680 hours in 2007 for utilization of 27% and 24%, respectively.  The increase was a result of higher production work in oil producing regions in the WCSB and the performance of completion work from wells drilled in the first quarter of 2008.  New well completions accounted for 20% of service rig operating hours in the second quarter compared to 17% in the same quarter in 2007.

Service rig revenue per operating hour decreased slightly over the prior year as rates declined in 2007 due to reduced demand resulting in a more competitive pricing environment.

Higher variable operating expenses and lower revenue rates led to an increase in operating expenses as a percent of revenue from 65% in the second quarter of 2007 to 69% for the same period in 2008.  On a per operating hour basis, costs for the service rig division increased 3% over the same quarter in 2007 primarily due to the rising cost of fuel.

Depreciation in the Completion and Production Services segment in the second quarter of 2008 was 17% lower than the prior year period due to losses on disposal of equipment in 2007.

SEGMENT REVIEW OF CORPORATE AND OTHER
Corporate and other expenses increased by 77% to $10 million in the second quarter of 2008 compared to $6 million in the same period of 2007. The increase was primarily due to the difference in employee incentive compensation expense and increased professional fees.  In 2007, as a result of financial performance, Precision recorded a recovery of long-term incentive accruals expensed in prior periods.

OTHER ITEMS
Net interest expense of $2 million for the first quarter of 2008 was in line with the prior year.

The Trust’s effective tax rate on earnings before income taxes for the second quarter of 2008 was negative 9% compared to positive 8%, before rate reductions, for the same period in 2007. The income tax recovery is primarily a result of estimated higher income to be distributed to unitholders, not subject to tax in the Trust.  The effective tax rate for the six month periods ended June 30, 2008 and June 30, 2007 was 10%.  Compared to a corporate tax rate, the low effective tax rate is primarily the result of the income trust structure shifting all or a portion of the income tax burden of the Trust to its unitholders.

LIQUIDITY AND CAPITAL RESOURCES
Precision's liquidity and solvency position remained strong as long-term debt exceeded working capital by only $17 million as at June 30, 2008 compared to working capital exceeding long-term debt by $21 million as at December 31, 2007.  The change in financial position primarily resulted from cash payments associated with prior period income tax reassessments of $55 million and lower operating earnings partially offset by reduced distributions and lower capital spending.

During the first half of 2008 Precision generated cash from continuing operations of $258 million.  The cash was used to purchase property, plant and equipment net of disposal proceeds and related non-cash working capital of $48 million, make cash distributions to unitholders of $118 million, net repayment of long-term debt of $15 million, repay bank indebtedness of $14 million and pay assessed income taxes and interest of $55 million leaving a cash balance of $7 million.

The first six months of 2008 were further highlighted by the following financial developments:

•	The Trust declared monthly distributions to unitholders of $0.13 per diluted unit for aggregate distributions declared of $98 million or $0.78 per diluted unit.

•	Long-term debt decreased by $15 million from December 31, 2007 to $105 million for a long-term debt to long-term debt plus equity ratio of 0.07.

•
Working capital decreased $52 million during the six months to $88 million as Precision realized lower activity and corresponding operating results in the first half of 2008 compared to 2007 year end and certain income tax liabilities.

DISTRIBUTIONS
Upon conversion to an income trust effective November 7, 2005 the Trust adopted a policy of making monthly distributions to holders of Trust units and holders of exchangeable LP units ("unitholders"). Precision has a legal entity structure whereby the trust entity, Precision Drilling Trust, effectively must flow its taxable income to unitholders pursuant to its Declaration of Trust.  Distributions, including special distributions, may be declared in cash or "in-kind" or a combination of both and reduced, increased or suspended entirely depending on the operations of Precision, the performance of its assets, or legislative changes in tax laws. The actual cash flow available for distribution to unitholders is a function of numerous factors, including the Trust’s: financial performance; debt covenants and obligations; working capital requirements; upgrade and expansion capital expenditure requirements for the purchase of property, plant and equipment; and number of units outstanding.

In June 2007 the Government of Canada's Bill C-52 Budget Implementation Act 2007 was enacted and included legislative provisions that impose a tax on certain distributions from publicly traded specified investment flow-through ("SIFT") trusts at a rate equal to the applicable federal corporate tax rate plus a provincial SIFT tax factor.  After the enactment of federal tax rate reductions in December 2007, the combined SIFT tax will be 29.5% in 2011, reducing to 25% in 2012.  Precision will be a SIFT trust on the earlier of January 1, 2011 or the first day after it exceeds the normal growth guidelines announced by the federal Department of Finance on December 15, 2006.

Key factors for consideration in determining actual cash flow available for distribution, in an historical context, are disclosed within the consolidated statements of cash flow. In calculating distributable cash Precision makes the following adjustments to cash provided by continuing operations:

•      Deducts the purchase of property, plant and equipment for upgrade capital as the minimum  reinvestment required to maintain current operating capacity;

•	Deducts the purchase of property, plant and equipment for expansion initiatives to grow capacity;

•	Adds the proceeds on the sale of property, plant and equipment capital which are incidental transactions occurring within the normal course of operations; and

•	Deducts long-term incentive plan changes as an unfunded liability resulting from the operating activities in the current period with payments beginning March 2009.

A quarterly two-year reconciliation of distributable cash from continuing operations follows:

(Stated in thousands of Canadian dollars,
except per diluted unit amounts)	2007		2008
Quarters ended	September 30	December 31	March 31	June 30

Cash provided by continuing operations	$20,270	$78,474	$57,307	$200,458
Deduct:
Purchase of property, plant and equipment for
upgrade capital	(10,544)	(9,241)	(2,814)	(8,864)
Purchase of property plant and equipment for
expansion initiatives	(30,382)	(28,264)	(20,654)	(22,480)
Add:
Proceeds on the sale of property, plant and
equipment	1,273	1,236	1,303	2,143
Standardized distributable cash(1)	(19,383)	42,205	35,142	171,257
Unfunded long-term incentive plan compensation	3,685	(1,817)	469	(2,166)
Distributable cash from continuing operations(1)	$(15,698)	$40,388	$35,611	$169,091
Cash distributions declared	$49,046	$69,166	$49,046	$49,045

Per diluted unit information:
Cash distributions declared	$0.39	$0.55	$0.39	$0.39
Standardized distributable cash(1)	$(0.15)	$0.33	$0.28	$1.36
Distributable cash from continuing operations(1)	$(0.12)	$0.32	$0.28	$1.34

	2006		2007
Quarters ended	September 30	December 31	March 31	June 30

Cash provided by continuing operations	$74,952	$154,233	$156,298	$229,073
Deduct:
Purchase of property, plant and equipment for
upgrade capital	(24,503)	(26,122)	(17,583)	(8,602)
Purchase of property plant and equipment for
expansion initiatives	(55,876)	(46,211)	(38,119)	(44,238)
Add:
Proceeds on the sale of property, plant and
equipment	4,251	3,742	1,128	2,130
Standardized distributable cash(1)	(1,176)	85,642	101,724	178,363
Unfunded long-term incentive plan compensation	(5,262)	(10,192)	2,461	4,167
Distributable cash from continuing operations (1)	$(6,438)	$75,450	$104,185	$182,530
Cash distributions declared	$116,785	$116,912	$71,682	$56,591

Per diluted unit information:
Cash distributions declared	$0.93	$0.93	$0.57	$0.45
Standardized distributable cash(1)	$(0.01)	$0.68	$0.81	$1.42
Distributable cash from continuing operations(1)	$(0.05)	$0.60	$0.83	$1.45

(1) Non-GAAP measure; see “NON-GAAP MEASURES AND RECONCILIATIONS”.

The quarterly distributable cash calculation over the past two years demonstrates the wide variances from quarter to quarter and highlights the need to consider seasonal and economic conditions for cumulative quarters to assess performance and the reasonableness of distributions.
For the quarter ended June 30, 2008 cash provided by operations was $200 million, a decrease of $29 million from the 2007 second quarter. The decrease was due primarily to the reduction in operating earnings in the current quarter compared to the prior year and a lower cash realization of non-cash working capital balances of $25 million.

The Canadian drilling industry is subject to seasonality with activity and earnings peaking during the winter months in the fourth and first quarters. As temperatures rise in the spring, the ground thaws and becomes unstable. Government road bans can restrict activity at any time but are most typical for spring break-up during the second quarter before equipment is able to move for summer drilling programs.  As a result, in combination with economic cycles, Precision’s operating and financial results can vary significantly by quarter. Working capital is typically at its highest level at the end of the first quarter when accounts receivable increases from winter activity and tends to be at its lowest during the second quarter. The change in the non-cash working capital balance has a direct impact on cash provided by operations.

(Stated in thousands of Canadian dollars)	Six months ended June 30, 2008	Six months ended June 30, 2007	Year ended December 31, 2007
Cash provided by continuing operations (A)	$257,765	$385,371	$484,115
Net earnings (B)	$128,005	$183,789	$345,776
Distributions declared (C)	$98,091	$128,273	$276,667
Excess of cash provided by continuing operations over distributions declared (A-C)	$159,674	$257,098	$207,448
Excess of net earnings from operating activities over distributions declared (B-C)	$29,914	$55,516	$69,109

The Trust maintained a strong financial position and had sufficient debt facilities to manage short-term funding needs as well as planned equipment additions. Part of the debt management strategy involves retaining sufficient funds from available distributable cash to finance upgrade capital expenditures as well as working capital needs. Planned asset growth will generally be financed through existing debt facilities or cash retained from continuing operations. Precision renewed its $700 million three-year revolving syndicated loan facility during the second quarter. Tenure has been renewed for most of the facility and certain pricing terms were amended. A $150 million accordion clause was added, enabling Precision to increase the size of the facility under certain conditions.

Periodically, Precision enters into cash generating transactions that are outside the normal course of operations and, while such transactions increase the cash available for distribution, Precision does not rely on these sources of cash for distributions.

QUARTERLY FINANCIAL SUMMARY
(Stated in thousands of Canadian dollars, except per diluted unit amounts)
	2007		2008
Quarters ended	September 30	December 31	March 31	June 30

Revenue	$227,928	$248,726	$342,689	$138,514
Operating earnings(1)	73,402	77,696	124,238	22,047
Earnings from continuing operations	69,702	89,329	106,266	21,739
Per diluted unit	0.55	0.71	0.84	0.17
Net earnings	72,658	89,329	106,266	21,739
Per diluted unit	0.58	0.71	0.84	0.17
Cash provided by continuing operations	20,270	78,474	57,307	200,458
Distributions declared	$49,046	$99,348	$49,046	$49,045

	2006		2007
Quarters ended	September 30	December 31	March 31	June 30

Revenue	$349,558	$328,049	$410,542	$122,005
Operating earnings(1)	142,431	132,396	178,179	27,074
Earnings from continuing operations	133,552	126,474	158,067	25,722
Per diluted unit	1.06	1.01	1.26	0.20
Net earnings	139,667	127,436	158,067	25,722
Per diluted unit	1.11	1.01	1.26	0.20
Cash provided by continuing operations	74,952	154,233	156,298	229,073
Distributions declared	$116,785	$141,435	$71,682	$56,591
(1) Non-GAAP measure; see “NON-GAAP MEASURES AND RECONCILIATIONS”.

NON-GAAP MEASURES AND RECONCILIATIONS

Precision uses both Generally Accepted Accounting Principles ("GAAP") and non-GAAP measures to assess performance and believes the non-GAAP measures provide useful supplemental information to investors. Following are the non-GAAP measures Precision uses in assessing performance:

•
Operating Earnings: Management believes that in addition to net earnings, operating earnings as reported in the Consolidated Statements of Earnings and Deficit is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed or how the results are taxed.

•
Standardized Distributable Cash, Distributable Cash from Continuing Operations, Standardized Distributable Cash per Diluted Unit and Distributable Cash from Continuing Operations per Diluted Unit: Management believes that in addition to cash provided by continuing operations, standardized distributable cash and distributable cash from continuing operations are useful supplemental measures. They provide an indication of the funds available for distribution to unitholders after consideration of the impacts of capital expenditures and long-term unfunded contractual operational obligations.

Precision’s method of calculating these non-GAAP measures may differ from other entities and, accordingly, may not be comparable to measures used by other entities. Investors should be cautioned, however, that these measures should not be construed as an alternative to measures determined in accordance with GAAP as an indicator of Precision’s performance.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008 the Trust adopted new Canadian accounting standards relating to inventories (Section 3031) and capital disclosures (Section 1535). Section 3031 requires inventories to be measured at the lower of cost or net realizable value and the reversal of previously recorded write downs to realizable value when the circumstances that caused the write down no longer exist. This new standard did not have a material impact on the Trust's financial statements for the period ended June 30, 2008. Section 1535 requires the Trust to provide additional quantitative and qualitative information regarding its objectives, policies and processes for managing its capital.

Effective for fiscal years starting on or after January 1, 2011, Canadian Publicly Accountable Enterprises must report financial information using International Financial Reporting Standards ("IFRS"). During the six month period ended June 30, 2008 Precision has initiated the transition process with an identification and assessment of the primary differences that would have an impact on Precision and has commenced the planning for the conversion.

Although many elements of Canadian GAAP and IFRS are similar, Precision expects its transition to IFRS to take considerable effort.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws. The information is accumulated and communicated to management, including the principal executive officer and principal financial and accounting officer, to allow timely decisions regarding required disclosure.

As of June 30, 2008 an evaluation was carried out, under the supervision of and with the participation of management, including the principal executive officer and principal financial and accounting officer, of the effectiveness of Precision’s disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the United States Securities and Exchange Commission. Based on that evaluation, the principal executive officer and principal financial and accounting officer concluded that the design and operation of Precision’s disclosure controls and procedures were effective as at June 30, 2008.

During the quarter ended June 30, 2008 there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Precision’s internal control over financial reporting.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “expect”, “believe”, “will”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively "forward-looking information and statements").

In particular, forward-looking information and statements include: new drilling rigs are expected to be contracted with customers before completion; stronger than expected natural gas prices in 2008 should positively impact customer cash flows and provide incentive to drill and service oil and natural gas wells; expected consummation of the agreement to acquire six service rigs; estimates that $290 million of the total capital will be incurred in 2008 with $130 million carried forward to 2009; as many as five rigs from the 2008 program are expected to be completed in 2008 with the remaining rigs to be completed in 2009; opportunity in the second half of 2008 for higher drilling and service levels; as activity rises field labour will be a challenge for the oilfield service industry; improvement in commodity prices is expected to alleviate downward pricing pressure; sustained period of higher prices required to instill enough producer confidence to increase drilling activity; that unconventional drilling applications will require high performance drilling rigs; expecting customers to revisit their drilling programs in the second half and adjust their 2008 budgets with an upward bias; that industry economics support higher well licensing and drilling levels; expiry of non-compete provisions creates international diversification opportunities; planned asset growth will generally be financed through existing debt facilities or cash retained from continuing operations, all of which are stated under the headings "Overview" and “Outlook” of this report.

These statements include, but are not limited to, statements as to seasonal and weather conditions affecting the Canadian oil and natural gas industry and the demand for Precision’s services.  These statements are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the effects of weather conditions on operations and facilities; the existence of competitive operating risks inherent in well servicing, contract drilling and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Trust or its business or operations. Except as may be required by law, the Trust assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	June 30,	December 31,
(Stated in thousands of Canadian dollars)	2008	2007

ASSETS

Current assets:
Cash and cash equivalents	$7,117	$-
Accounts receivable	173,658	256,616
Income tax recoverable	3,912	5,952
Inventory	8,301	9,255
	192,988	271,823
Income tax recoverable (note 5)	58,055
Property, plant and equipment, net of accumulated depreciation	1,224,238	1,210,587
Intangibles, net of accumulated amortization	272	318
Goodwill	280,749	280,749
	$1,756,302	$1,763,477

LIABILITIES AND UNITHOLDERS' EQUITY

Current liabilities:
Bank indebtedness	$-	$14,115
Accounts payable and accrued liabilities	88,344	80,864
Distributions payable	16,349	36,470
	104,693	131,449
Long-term compensation plans	8,723	13,896
Long-term debt (note 4)	104,948	119,826
Future income taxes	190,916	181,633
	409,280	446,804
Contingent Liability and Commitments (notes 8 and 9)
Unitholders’ equity:
Unitholders’ capital	1,442,476	1,442,476
Contributed surplus	742	307
Deficit	(96,196)	(126,110)
	1,347,022	1,316,673
Subsequent event (note 11)
	$1,756,302	$1,763,477

Units outstanding (000s)	125,758	125,758

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT (UNAUDITED)
	Three months ended June 30,		Six months ended June 30,

(Stated in thousands of Canadian dollars, except per unit amounts)	2008	2007	2008	2007

Revenue	$138,514	$122,005	$481,203	$532,547

Expenses:
Operating	85,795	71,906	261,985	266,062
General and administrative	17,145	10,274	36,297	24,829
Depreciation and amortization	13,394	12,026	37,761	35,510
Foreign exchange	133	725	(1,125)	893
	116,467	94,931	334,918	327,294

Operating earnings	22,047	27,074	146,285	205,253

Interest:
Long-term debt	2,109	1,649	4,344	4,179
Other	53	31	99	58
Income	(75)	(77)	(160)	(195)
Earnings from before income taxes	19,960	25,471	142,002	201,211

Income taxes: (note 5)
Current	2,045	(3,967)	4,697	(3,647)
Future	(3,824)	3,716	9,300	21,069
	(1,779)	(251)	13,997	17,422

Net earnings	21,739	25,722	128,005	183,789

Deficit, beginning of period	(68,890)	(108,834)	(126,110)	(195,219)
Distributions declared	(49,045)	(56,591)	(98,091)	(128,273)

Deficit, end of period	$(96,196)	$(139,703)	$(96,196)	$(139,703)
Earnings per unit:
Basic	$0.17	$0.20	$1.02	$1.46
Diluted	$0.17	$0.20	$1.02	$1.46

Units outstanding (000s)	125,758	125,758	125,758	125,758
Weighted average units outstanding (000s)	125,758	125,758	125,758	125,758
Diluted units outstanding (000s)	125,785	125,758	125,781	125,758

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)
	Three months ended June 30,		Six months ended June 30,

(Stated in thousands of Canadian dollars)	2008	2007	2008	2007

Cash provided by (used in):
Operations:
Net earnings	$21,739	$25,722	$128,005	$183,789
Adjustments and other items not involving cash:
Long-term compensation plans	2,166	(4,167)	1,697	(6,628)
Depreciation and amortization	13,394	12,026	37,761	35,510
Future income taxes	(3,824)	3,716	9,300	21,069
Other	5	5	(17)	5
Changes in non-cash working capital balances	166,978	191,771	81,019	151,626
	200,458	229,073	257,765	385,371
Investments:
Purchase of property, plant and equipment	(31,344)	(52,840)	(54,812)	(108,542)
Proceeds on sale of property, plant and equipment	2,143	2,130	3,446	3,258
Changes in income tax recoverable	37	-	(55,148)	-
Changes in non-cash working capital balances	3,975	(471)	3,071	(10,114)
	(25,189)	(51,181)	(103,443)	(115,398)
Financing:
Distributions paid	(49,045)	(64,136)	(118,212)	(150,909)
Repayment of long-term debt	(108,559)	(95,753)	(108,559)	(95,753)
Increase in long-term debt	-	-	93,681	6,810
Change in bank indebtedness	(10,548)	(18,003)	(14,115)	(30,121)
	(168,152)	(177,892)	(147,205)	(269,973)
Increase in cash and cash equivalents	7,117	-	7,117	-
Cash and cash equivalents, beginning of period	-	-	-	-

Cash and cash equivalents, end of period	$7,117	$-	$7,117	$-

See accompanying notes to consolidated financial statements

 Notes to Consolidated Financial Statements (UNAUDITED)
(Tabular amounts are stated in thousands of Canadian dollars except unit numbers)

1. Basis of Presentation

These interim financial statements for Precision Drilling Trust (“Precision” or the “Trust”) were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Trust's consolidated audited financial statements for the year ended December 31, 2007 except as noted below. These interim financial statements conform in all material respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures. As a result, these interim financial statements should be read in conjunction with the Trust's consolidated audited financial statements for the year ended December 31, 2007.

Effective January 1, 2008 the Trust adopted new Canadian accounting standards relating to inventories (Section 3031) and capital disclosures (Section 1535). Section 3031 requires inventories to be measured at the lower of cost or net realizable value and the reversal of previously recorded write downs to realizable value when the circumstances that caused the write down no longer exist. This new standard did not have a material impact on the Trust's financial statements for the period ended June 30, 2008. Section 1535 requires the Trust to provide additional quantitative and qualitative information regarding its objectives, policies and processes for managing its capital.

In February 2008, the Canadian Institute of Chartered Accountants issued Section 3064, goodwill and intangible assets, replacing Section 3062, goodwill and other intangible assets and Section 3450, research and development costs. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section will be applicable to the Trust on January 1, 2009. The Trust is currently evaluating the impact of this new Section on its consolidated financial statements.

2. Seasonality of Operations

The majority of the Trust's operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring break-up" has a direct impact on the Trust's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally the Trust’s slowest time.

3.  Unitholders’ Capital

(a) Authorized                               - unlimited number of voting Trust units
         - unlimited number of voting exchangeable LP units
(b) Units issued:

Trust units	Number	Amount

Balance, December 31, 2007	125,587,919	$1,440,543
Issued on retraction of exchangeable LP units	9,498	108
Balance June 30, 2008	125,597,417	$1,440,651

Exchangeable LP units	Number	Amount

Balance, December 31, 2007	170,005	$1,933
Redeemed on retraction of exchangeable LP units	(9,498)	(108)
Balance June 30, 2008	160,507	$1,825

Summary	Number	Amount

Trust units	125,597,417	$1,440,651
Exchangeable LP units	160,507	1,825
Unitholders’capital	125,757,924	$1,442,476

4.  Long-term Debt

During the quarter, Precision Drilling Corporation, a subsidiary of the Trust, received approval from its lenders to extend the maturity of the extendible revolving unsecured credit facility until June 2011. In addition, a clause was added whereby the facility may increase by $150 million and certain amendments were made to pricing.

5.  Income Taxes

Currently, the Trust incurs taxes to the extent that there are certain provincial capital taxes, as well as taxes on any taxable income, of its underlying subsidiaries. Future income taxes arise from the differences between the accounting and tax basis of the Trust's and its subsidiaries' assets and liabilities.

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates.  A reconciliation of the difference at June 30 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Earnings before income taxes	$19,960	$25,471	$142,002	$201,211
Federal and provincial statutory rates	30%	33%	30%	33%
Tax at statutory rates	$5,988	$8,406	$42,601	$66,400
Adjusted for the effect of:
Non-deductible expenses	29	(149)	(197)	405
Income to be distributed to unitholders, not subject to tax in the Trust	(8,685)	(5,910)	(31,569)	(47,076)
Other	889	(408)	3,162	(117)
Income tax expense before tax rate reductions	$(1,779)	$1,939	$13,997	$19,612
Reduction of future tax balances due to enacted tax rate reductions	-	(2,190)	-	(2,190)
Income tax expense	$(1,779)	$(251)	$13,997	$17,422
Effective income tax rate before enacted tax rate reductions	(9)%	8%	10%	10%

The Trust received notices of reassessment from a provincial taxing authority related to certain subsidiaries' taxation years ending in 2001 through 2004.  As a result of the notices, the Trust was required to pay $36.1 million in taxes and $19.1 million in assessed interest during the first quarter of 2008 and $1.6 million in taxes and $1.3 million in assessed interest in 2007.  The reassessments relate to the treatment of interest in certain provincial tax filings. The Trust is in the process of challenging these reassessments. It is anticipated that the dispute will not be resolved within one year and the amount paid has been recorded as a long-term receivable.  No amounts related to the $58.1 million in reassessments have been expensed.

6. Unit Based Compensation Plans

(a) Officers and Employees

Eligible participants of Precision’s Performance Savings Plan may elect to receive a portion of their annual performance bonus in the form of deferred trust units ("DTUs"). These notional units are redeemable in cash and are adjusted for each distribution to unitholders by issuing additional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. All DTUs must be redeemed within 60 days of ceasing to be an employee of Precision or by the end of the second full calendar year after the receipt of the DTUs.

During 2008 Precision issued 27,123 DTUs, including additional DTUs issued in lieu of cash distributions and redeemed 17,239 DTUs on employee resignations and employee withdrawals. As at June 30, 2008 $2.4 million is included in accounts payable and accrued liabilities for outstanding DTUs.  Included in net earnings for the three months and six months ended June 30, 2008 is an expense of $0.5 million (2007- $0.1 million expense recovery) and $1.1 million (2007- $0.1 million expense recovery) respectively.

(b)  Executive

In 2007 the Trust instituted a Deferred Signing Bonus Unit Plan for its Chief Executive Officer.  Under the plan 178,336 notional DTUs were granted on September 1, 2007.  The units are redeemable one-third annually beginning September 1, 2008 and are settled for cash based on the trust unit trading price on redemption.  The number of notional DTUs is adjusted for each distribution to unitholders by issuing additional notional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. As at June 30, 2008 $1.8 million is included in accounts payable and accrued liabilities and $3.5 million in long-term incentive plan payable for the 191,269 currently outstanding DTUs. Included in net earnings for the three and six months ended June 30, 2008 is an expense of $0.8 million (2007 - $ nil) and $ 2.5 million (2007- $ nil) respectively.

(c)  Non-management directors

In 2007 a deferred trust unit plan was established for non-management directors. Under the plan fully vested deferred trust units are granted quarterly based upon an election by the non-management director to receive all or a portion of his or her compensation in deferred trust units. Distributions to unitholders declared by the Trust prior to redemption are reinvested into additional deferred trust units on the date of distribution. These deferred trust units are redeemable into an equal number of trust units any time after the director's retirement. A summary of this unit based incentive plan is presented below:

Number
Outstanding
Balance, December 31, 2007	18,280
Granted	17,104
Issued as a result of distributions	630
Balance, June 30, 2008	36,014

For the three months and six months ended June 30, 2008 the Trust expensed $240,000 (2007 - $ nil) and $435,000 (2007 - $ nil) respectively as unit based compensation, with a corresponding increase in contributed surplus.

7.	Capital Management

The Trust's strategy is to carry a capital base to maintain investor, creditor and market confidence and to sustain future development of the business.  The Trust seeks to maintain a balance between the level of long-term debt and unitholders' equity to ensure access to capital markets to fund growth and working capital given the cyclical nature of the oilfield services sector.  On an historical basis, the Trust has maintained a conservative ratio of long-term debt to long-term debt plus equity. The Trust may occasionally need to increase these levels to facilitate acquisition or expansionary activities.  As at June 30, 2008 and December 31, 2007 these ratios were as follows:

	June 30, 2008	December 31, 2007

Long-term debt	104,948	119,826
Unitholders' equity	1,347,022	1,316,673
Total capitalization	1,451,970	1,436,499

Long-term debt to long-term debt plus equity ratio	0.07	0.08

On December 15, 2006 the Minister of Finance (Canada) issued guidelines establishing "normal growth" limitations designed to limit the ability of a trust to issue equity (including convertible debentures or other equity substitutes) that exceeds certain specified percentages of the market capitalization of a trust on October 31, 2006.  The normal growth limitation is cumulative in nature to the extent not taken and for the year ended December 31, 2008 the Trust's normal growth limitation is approximately $2.4 billion. Precision will be a specified investment flow-through ("SIFT") trust, subject to the SIFT tax rules, on the earlier of January 1, 2011 or the first day after it exceeds the normal growth guidelines.

The Trust is bound by a debt covenant requiring the Trust to maintain a ratio of total liabilities to total equity of 1:1.  The Trust monitors this ratio to ensure compliance.

There were no changes in the Trust's approach to capital management during the quarter.

8.  Contingent Liability

The business and operations of the Trust are complex and the Trust has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Trust's interpretation of relevant tax legislation and regulations. The Trust’s management believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge the Trust’s interpretation of the applicable tax legislation and regulations, with the result that additional tax liabilities could be owed by the Trust and the amount owed, with estimated interest, could be up to $380 million, before penalties, including the $58 million recorded as a long-term receivable (see note 5).

9.  Commitments

Precision entered into a contract with a drilling rig manufacturer to partially construct five Super Triple drilling rigs for an estimated cost of US $75 million.  The first drilling rig is scheduled to be delivered in January 2009 with the remaining four at various times later in the first half of 2009.

10.   Segmented Information

The Trust operates primarily in Canada, in two segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, camp and catering services and manufacture, sale, and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, wastewater treatment units, and oilfield equipment rental.

Three months ended June 30, 2008	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$93,006	$47,559	$-	$(2,051)	$138,514
Operating earnings	23,695	8,808	(10,456)	-	22,047
Depreciation and amortization	8,442	4,044	908	-	13,394
Total assets	1,252,737	432,896	70,669	-	1,756,302
Goodwill	172,440	108,309	-	-	280,749
Capital expenditures	25,209	5,409	726	-	31,344

Three months ended June 30, 2007	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$78,829	$44,978	$-	$(1,802)	$122,005
Operating earnings	24,013	8,954	(5,893)	-	27,074
Depreciation and amortization	6,112	4,861	1,053	-	12,026
Total assets	1,150,676	447,310	31,956	-	1,629,942
Goodwill	172,440	108,309	-	-	280,749
Capital expenditures	45,670	7,001	169	-	52,840

Six months ended June 30, 2008	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$335,371	$152,279	$-	$(6,447)	$481,203
Operating earnings	124,576	42,673	(20,964)	-	146,285
Depreciation and amortization	23,610	12,320	1,831	-	37,761
Total assets	1,252,737	432,896	70,669	-	1,756,302
Goodwill	172,440	108,309	-	-	280,749
Capital expenditures	44,812	9,181	819	-	54,812

Six months ended June 30, 2007	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$359,724	$178,184	$-	$(5,361)	$532,547
Operating earnings	156,748	60,769	(12,264)	-	205,253
Depreciation and amortization	18,722	14,844	1,944	-	35,510
Total assets	1,150,676	447,310	31,956	-	1,629,942
Goodwill	172,440	108,309	-	-	280,749
Capital expenditures	95,566	12,445	531	-	108,542

11. Subsequent Event

On July 18, 2008 Precision Drilling Corporation, a subsidiary of the Trust, entered into an agreement to acquire six service rigs from Rick’s Well Servicing Ltd., a private company, for approximately $16 million.

SECOND  QUARTER 2008 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Trust (“Precision”) has scheduled a conference call and webcast to begin promptly at 12:00 Noon MT (2:00 p.m. ET) on Wednesday, July 23, 2008.

The conference call dial in numbers are 1-866-223-7781 or 416-641-6140

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”. Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will be available approximately one hour after the completion of the call until July 30, 2008 by dialing 1-800-408-3053 or 416-695-5800, passcode 3265076#.

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone 403.716.4500, Fax 403.264.0251; website: www.precisiondrilling.com